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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No._________)*

                            VISUAL EDGE SYSTEMS INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                  928430 10 7

                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13G

CUSIP No. 928430 10 7

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         STATUS-ONE INVESTMENTS INC. ("Status-One")
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
         CANADIAN
--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER

NUMBER OF         1,144,118 - owned of record by Status-One
SHARES            --------------------------------------------------------------
BENEFICIALLY      6  SHARED VOTING POWER
OWNED BY          -0-
EACH              --------------------------------------------------------------
REPORTING         7  SOLE DISPOSITIVE POWER
PERSON
WITH              1,144,118 - owned of record by Status-One
--------------------------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                  -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,144,118 - owned of record by Status-One
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                             / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         24.8%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13G

CUSIP No. 928430 10 7

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EARL TAKEFMAN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  CANADIAN
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
NUMBER OF                   -0-
SHARES              ------------------------------------------------------------
BENEFICIALLY        6  SHARED VOTING POWER
OWNED BY            1,144,118 - owned of record by Status-One
EACH                ------------------------------------------------------------
REPORTING           7  SOLE DISPOSITIVE POWER
PERSON
WITH                -0-
--------------------------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                    1,144,118 - owned of record by Status-One
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,144,118
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                             /X/

         Excludes 2,136 shares owned by Mona-Lee Takefman, Mr. Takefman's wife, as to which shares Mr. Takefman disclaims beneficial ownership.
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         24.8%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1.

         (a)      Name of Issuer:  Visual Edge Systems Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                                    2424 North Federal Highway, Suite 100
                                    Boca Raton, Florida 33431

Item 2.

         (a)      Name of Person Filing:  Status-One Investments Inc./Earl
                  Takefman

         (b)      Address of Principal Business Office or, if none, Residence:
                                           Status-One Investments Inc.
                                           c/o Earl Takefman
                                           Visual Edge Systems Inc.
                                           2424 North Federal Highway, Suite 100
                                           Boca Raton, Florida 33431

                                           Earl Takefman
                                           Visual Edge Systems Inc.
                                           2424 North Federal Highway, Suite 100
                                           Boca Raton, Florida 33431

         (c)      Citizenship:  Canadian

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 928430 10 7

Item 3.           This statement is filed pursuant to Rule 13d-1(c).
                  Accordingly, Items 3(a) through 3(h) are inapplicable.

Item 4.           Ownership

         (a)      Amount Beneficially Owned as of December 31, 1996:

                  Status-One Investments Inc. - 1,144,118
                  Earl Takefman - 1,144,118 (including the 1,144,118 shares owned by Status-One Investments Inc.)*

         (b)      Percent of Class:

                  Status-One Investments Inc. - 24.8%
                  Earl Takefman - 24.8%

         (c)      Number of shares as to which persons filing statement have:


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                  (i)  sole power to vote or direct the vote:

                           Status-One Investments Inc. - 1,144,118 shares Earl Takefman - 0 shares

                  (ii)  shared power to vote or direct the vote:

                           Status-One Investments Inc. - 0 shares
                           Earl Takefman - 1,144,118 shares

                  (iii) sole power to dispose of or direct the disposition of:

                           Status-One Investments Inc. - 1,144,118 shares Earl Takefman - 0 shares

                  (iv) shared power to dispose of or direct the disposition of:

                           Status-One Investments Inc. - 0 shares
                           Earl Takefman - 1,144,118 shares

-----------------
*As of December 31, 1996, Status-One Investments Inc., a corporation owned by Mr. Earl Takefman (the Chief Executive Officer and a Director of the issuer) and certain of his family members and controlled by Mr. Takefman, was the owner of record of 1,144,118 shares of Common Stock. Accordingly, Mr. Takefman may be deemed to have shared voting power and dispositive power over the 1,144,118 shares of Common Stock beneficially owned by Status-One Investments Inc. In addition, Mona-Lee Takefman, Mr. Takefman's wife, owns 2,136 shares of Common Stock, as to which shares Mr. Takefman disclaims beneficial ownership.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.
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Item 9.           Notice of Dissolution of Group

                  Not Applicable.

Item 10.          Certification

                  Not Applicable.
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                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to it or him is true, complete and correct.

Dated: February 10, 1997


                                            STATUS-ONE INVESTMENTS INC.


                                            By: /s/ Earl Takefman
                                            ---------------------------
                                            Name:Earl Takefman
                                            Title:President


                                            /s/ Earl Takefman
                                            ---------------------------
                                            Earl Takefman



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                                Index of Exhibits
                                       to
                                  Schedule 13G
             Filed by Status-One Investments Inc. and Earl Takefman



Number            Exhibit
------            -------

1. Joint Filing Agreement, dated as of February 10, 1997, between Status-One Investments Inc. and Earl Takefman.